Organization Indirect Owners

Organization CRD Number: 13041   **Organization Name: NATIONAL FINANCIAL SERVICES LLC**

Organization SEC Number: 8-26740   **Applicant Name: NATIONAL FINANCIAL SERVICES LLC**

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Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
FMR LLC	Domestic Entity	FIDELITY GLOBAL BROKERAGE GROUP, INC.	SHAREHOLDER	10/2007	75% or more	Y	N	04-3532603

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